EXHIBIT 23.2

Independent Auditors’ Consent

The Board of Directors
Clarus Corporation:

We consent to the incorporation by reference in the registration statement (No.333-42602) on Form S-8 of Clarus Corporation of our report dated January 31, 2003, relating to the statements of net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and for the period from July 1, 2000 (inception) to December 31, 2000, which report appears in the December 31, 2002, annual report on Form 11-K of Clarus Corporation.

/s/ KPMG LLP

Atlanta, Georgia
March 18, 2003